June 18, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance

Re:	3COM Corporation Form 10-K for the Fiscal Year Ended May 31, 2008 Filed July 25, 2008 Form 8-K filed on December 18, 2008 File No. 000-12867
Ladies and Gentlemen:
     We refer to Kathleen Collins’ letter dated June 4, 2009 which sets forth the following comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended May 31, 2008 (the “2008 Form 10-K”) of 3Com Corporation (the "Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied the comments in Kathleen Collins’ letter immediately preceding our responses thereto.
Form 10-K for the Fiscal Year Ended May 31, 2008
Item 15. Exhibits and Financial Statement Schedules, page 90
1.	We note your response to our prior comment 1 where you acknowledge that the Company inadvertently omitted from your May 31, 2008 Form 10-K the condensed financial information of the parent company as required by Rule 5-04 of Regulation S-X. Please revise the May 31, 2008 Form 10-K to include the information required by Rule 5-04 of Regulation S-X. Please note that you can satisfy this requirement by filing a partial amendment consisting of the Item 15 disclosures (including an opinion of your independent registered public accounting firm on the financial statement schedule information provided therein).

Response: As requested by the Staff, the Company will file a partial amendment on Form 10-K/A to include the Item 15 disclosures prior to filing the Company’s 2009 Form 10-K due on or before July 28, 2009.

Securities and Exchange Commission
2008 Form 10-K and Form 8-K
June 18, 2009

2.	Also, considering the omission of the footnote disclosures required by Rule 4-08(e)(3) of Regulation S-X and the Schedule I information required by Rule 5-04 of Regulation S-X, please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted.

Response: The Company’s management has revisited the disclosure controls and procedures in place at the time and reevaluated the overall effectiveness of the Company’s disclosure controls and procedures. The review process undertaken by management included consideration of the omissions referenced by the Staff. Based on this review, the Chief Executive Officer and Chief Financial Officer reaffirm their prior conclusion that the Company’s disclosure controls and procedures were effective as of the relevant periods.
* * * * *
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (508) 323-1394.

Very truly yours, 3COM CORPORATION
/s/ JAY ZAGER
Jay Zager
Executive Vice President, Chief Financial Officer 3Com Corporation

cc: Melissa Feider, Staff Accountant, Division of Corporation Finance